EXHIBIT 21

The following is a list of the Registrant’s subsidiaries:

Name	Jurisdiction of Organization	Ownership %
Star brite Distributing, Inc.	Florida	100
Star brite Distributing Canada, Inc.	Florida	100
D & S Advertising Services, Inc.	Florida	100
Star brite StaPut, Inc.	Florida	100
Star brite Service Centers, Inc.	Florida	100
Star brite Automotive, Inc.	Florida	100
KINPAK, Inc.	Alabama	100
OdorStar Technology, LLC	Florida	100